iaNett International Systems Ltd.
formerly WSi Interactive Corp.
("IaNett" or the "Company")
Suite 500 - 750 West Pender Street
Vancouver, B.C., V6C 2T7

News Release
November 26th, 2001	CDNX: OTC: FWB:	INE INEFF IAN

IANETT INTERNATIONAL IS PLEASED TO ANNOUNCE AN AGREEMENT IN PRINCIPLE TO ACQUIRE DATA FORTRESS GROUP OF TECHNOLOGY COMPANIES WITH ANNUAL REVENUES IN EXCESS OF $6.0 MILLION

CANACCORD CAPITAL CORP. AGREES TO SPONSOR TRANSACTION

iaNett International Systems Ltd. is pleased to announce that the Company has entered into an "Agreement in Principle" to acquire 100 per cent of the issued and outstanding shares of Data Fortress Technologies Ltd., Pacific Ram Distribution Ltd., and Connect West Networks Ltd., collectively ("The Data Fortress Group").

The Data Fortress Group is a related mix of companies, all incorporated under the laws of British Columbia. The companies in this group have been in business for over 10 years, with combined annual revenues in excess of $6.0 million. The Data Fortress Group has established strong strategic alliances with such noteworthy companies as Intel, Microsoft, Extreme Networks, Big Pipe Inc. (a Shaw company), Corinex Global, TeraSpan Networks, Panasonic and Hitachi Data Systems.

The companies collectively provide data storage services through manufacturing and equipment sales ranging from PC's to high-end servers and data center equipment, high-speed networking, data warehousing, data security, metropolitan area networks, Internet connectivity, co-location and managed services. Emphasis has been placed on disaster recovery systems for both corporate and government clients.

International Data Corporation projects that the market for data storage services alone will grow to $5 - $8 billion by 2003 from virtually zero in 1999. Forrester Research projects that data storage will consume 17% of IT budget spending in 2003 compared with 4% in 1999.

The Data Fortress Group operates a premier tier one co-location data center and data storage facility in downtown Vancouver and has plans to establish other such facilities to expand its services throughout Canada over the next few years. It recently completed the installation of a redundant 3.2-kilometer fibre optic ring in downtown Vancouver, connecting the Data Fortress data center directly to the Internet backbone. This will allow the Data Fortress Group to expand the services that they provide to new, as well as existing clientele. This fibre optic ring provides the Data Fortress Group with access to over 150 buildings in the Vancouver downtown core. Further fibre rings are planned for other metropolitan areas. The Data Fortress Group's objective is to become the premier provider of managed corporate networks, disaster recovery, connectivity, hosting services and private metropolitan area networks in Canada.

Under the terms of the Agreement in Principle, a deemed value of CDN$3,000,000 has been established by the parties for the Data Fortress Group. The Company proposes to issue shares in the capital of the Company at a deemed price of $0.10 per common share and will be subject to escrow agreements. The completion of the transaction is subject to a number of conditions including but not limited to Exchange ("CDNX") acceptance, as well as, the Company receiving a majority of the minority shareholders approval. iaNett has received approval, from the Registrar of Companies, to extend the Annual General Meeting ("AGM") for up to six months (June 20, 2002) in order to put the transaction before shareholders for their approval. The Company plans to hold its AGM as soon as possible once the information circular is completed, which is anticipated sometime early in 2002. A finders' fee equal to 5% of the deemed value of the Data Fortress Group transaction is payable in cash and common shares of the Company to an independent third party, and is subject to regulatory approval.

Subject to all final approvals and the closing of the acquisition, Messieurs Michael Chong, CK Chong, Jordan Krushen and Rick Thomas will be appointed to an expanded board of six directors. Mr. Michael Chong has been nominated for a number of entrepreneurial awards, including;

  B.C. Entrepreneur of the Year (1999) sponsored by Ernst & Young,
  B.C. Ethno Council Entrepreneur of the Year (2000) sponsored by Business Development Bank of Canada ("BDBC")
  Canadian Entrepreneur of the Year (2001) sponsored by Ernst & Young

Michael will become the President and CEO and Jordan Krushen will become the Chief Technical Officer ("CTO") of the resultant organization.

Canaccord Capital Corp., subject to completion of satisfactory due diligence, has agreed to act as sponsor with respect to the reverse take over resulting from the Company's acquisition of the Data Fortress Group. An agreement to sponsor should not be construed as any assurance with respect to the merits of the acquisition or the likelihood of completion.

Out-going President & CEO, Mr. Theo Sanidas stated that, "we are very pleased with the potential that the Data Fortress Group provides. In addition to the consistent track record of annual revenue year after year in the $5 to $6 million range, we believe that the Data Fortress Group is a complimentary fit for the Company with its data management experience. I am also pleased that the Data Fortress Group plans to capitalize on some of IaNett's related data management services."

Mr. Sanidas further added, "During the last twelve months, the Company has initiated a number of steps in a restructuring plan designed to keep the Company operating. In addition to corporate initiatives the Company also undertook due diligence activities on opportunities presented to the Company. Criteria was established that called for a track record of revenues, a base of assets on the balance sheet and a company operating in a market space that provides for exponential growth. After evaluating a number of opportunities we believe that the Data Fortress Group satisfies all of these requirements."

The Company has accepted Mr. Sanidas' resignation as President, CEO and Director and has appointed Mr. Gordon A. Samson, Chief Financial Officer to take on the additional responsibilities of President and CEO until such time as the transaction is complete. At this time, the Company would like to thank Mr. Sanidas for his tireless efforts over the years and wish him well in his future endeavours.

The Company continues to be listed on three exchanges, the Canadian Venture Exchange, the OTC Bulletin Board in the United States, and the "Freiverkehr" Frankfurt Stock Exchange in Germany.

To receive information on the company by e-mail, please forward your Internet address to info@ianett.com
Website: www.ianett.biz
Investor Relations Toll Free: [1-888-388-4636] or [604-681-4911]

ON BEHALF OF THE COMPANY
Gordon Samson,
President

This news release may contain forward-looking statements that involve risk and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.